Exhibit 1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

CanWest Global Communications Corp.

Suite 3100 – 201 Portage Avenue

CanWest Global Place

Winnipeg, Manitoba

R3B 3L7

2.	Date of Material Change

June 14, 2007

3.	News Release

A news release with respect to the material change referred to in this report was issued by CanWest Global Communications Corp. (“CanWest”) on June 14, 2007 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy is attached hereto as Schedule ‘A’.

4.	Summary of Material Change

On June 14, 2007, the sale by CanWest MediaWorks Ireland Holdings (CMIH), a subsidiary of CanWest, of its approximately 70% interest in CanWest MediaWorks (NZ) Limited (MWL) to HT Media Limited (HT Media), a wholly owned subsidiary of certain funds managed or advised by Ironbridge Capital Pty Limited, an Australian private equity firm, was completed. In consideration for its MWL shares, CMIH received aggregate cash proceeds of approximately NZ$386 million (approximately C$309 million).

5.	Full Description of Material Change

On June 14, 2007, the sale by CMIH, a subsidiary of CanWest, of its approximately 70% interest in MWL to HT Media was completed. Pursuant to a lock up agreement entered into by CMIH and HT Media on May 8, 2007, HT Media agreed to make a take over offer, under the New Zealand Takeovers Code, for all of the ordinary shares and outstanding options of MWL, and CMIH agreed to accept the take over offer and tender all of its MWL shares. The take over offer was made by HT Media on June 8, 2007 and accepted by CMIH that same day. The take over offer was subject to a minimum acceptance condition of 50%, which was fulfilled upon the acceptance by CMIH, and approval by New Zealand’s Overseas Investment Office, which was received on June 11, 2007.

CMIH received aggregate cash proceeds of approximately NZ$386 million (approximately $309 million at current foreign exchange rates), inclusive of a special dividend of approximately NZ$16 million (approximately C$12.6 million at current foreign exchange rates) which was paid on June 8, 2007.

6.	Reliance upon subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, Debbie Hutton, Senior Vice President, Corporate Communications, CanWest Global Communications Corp., may be contacted at (416) 383-2442.

9.	Date of Report

June 22, 2007.

Schedule A

For immediate release

June 14, 2007

CanWest Completes Sale of its 70% Stake in CanWest MediaWorks (NZ) Limited

(Winnipeg) - CanWest Global Communications Corp. (CanWest) today announced the completion of the sale by its subsidiary, CanWest MediaWorks Ireland Holdings (CMIH), of its approximately 70% interest in CanWest MediaWorks (NZ) Limited (MWL) to HT Media Limited, a wholly owned subsidiary of certain funds managed or advised by Ironbridge Capital Pty Limited, an Australian private equity firm.

In consideration for its MWL shares, CMIH received aggregate cash proceeds of approximately NZ$386 million (approximately C$309 million at current foreign currency exchange rates), inclusive of a special dividend in the approximate aggregate amount of NZ$16 million (approximately C$12.6 million) which was paid on June 8, 2007.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, CanWest also owns, operates and/or holds substantial interests in Canada’s largest publisher of daily newspapers, and conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, the United Kingdom and the United States.

For further information:

Deb Hutton, SVP Corporate Communications

CanWest Global Communications Corp.

416-383-2442

dhutton@canwest.com